Exhibit 99.1

 Renren Announces Unaudited Fourth Quarter and Fiscal Year 2013 Financial Results

BEIJING, China, March 18, 2014 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Renren’s financial statements will reflect the deconsolidation of Nuomi’s operating results. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, Nuomi’s operational results have been excluded from the company’s financial results from continuing operations and have been separately itemized under discontinued operations.

Fourth Quarter 2013 Highlights

•                  Total net revenues were US$30.7 million, a 29.1% decrease from the corresponding period in 2012.

•                  Renren net revenues were US$15.1 million, a 13.7% decrease from the corresponding period in 2012.

•                  Game net revenues were US$15.6 million, a 39.6% decrease from the corresponding period in 2012.

•                  Gross profit was US$13.0 million, a 49.8% decrease from the corresponding period in 2012.

•                  Operating loss was US$42.6 million, compared to an operating loss of US$22.7 million in the corresponding period in 2012.

•                  Net income attributable to the Company was US$101.5 million, compared to a net loss of US$21.1 million in the corresponding period in 2012.

•                  Adjusted net income (1) (non-GAAP) was US$105.4 million, compared to an adjusted net loss of US$16.7 million in the corresponding period in 2012.

Fiscal Year 2013 Highlights

•                  Total net revenues were US$156.7 million, a 1.8% decrease from 2012.

•                  Renren net revenues were US$71.2 million, a 1.5% increase from 2012.

•                  Game net revenues were US$85.5 million, a 4.5% decrease from 2012.

•                  Gross profit was US$88 million, a 7.0% decrease from 2012.

•                  Operating loss was US$113.7 million, compared to an operating loss of US$64.2 million in 2012.

•                  Net income attributable to the Company was US$64.4 million, compared to a net loss of US$75 million in 2012.

•                  Adjusted net income (1) (non-GAAP) was US$82.3 million, compared to an adjusted net loss of US$61.9 million in 2012.

(1)         Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

“2013 was an important year of transformation for Renren. We have repositioned Renren to be a real-name mobile social network with communication services, focused on our core user base of college students and the young generation. Overall, we have streamlined our businesses and organizations, including divesting Nuomi, in order to concentrate our resources on strengthening our SNS foundation,” said Joseph Chen, Chairman and Chief Executive Office. “Looking into 2014, we will further invest in our core business and cement our strength in China’s university and young user demographics, a segment we have always served best. We aim to continue to build the intrinsic value of our company assets that can bring long-term, sustainable value to our shareholders.”

Fourth Quarter 2013 Results

Total net revenues for the fourth quarter of 2013 were US$30.7 million, representing a 29.1% decrease from the corresponding period in 2012.

Renren net revenues were US$15.1 million, representing a 13.7% decrease from the corresponding period of 2012. Within Renren net revenues, online advertising revenues were US$10.2 million for the fourth quarter of 2013, a 17.9% decrease from the corresponding period of 2012. The decrease was due to increasing competition and the continuing migration of our traffic from PC to mobile. The number of accumulated activated users on Renren.com increased from approximately 178 million as of December 31, 2012 to approximately 206 million as of December 31, 2013. Monthly unique log-in users decreased from approximately 56 million in December 2012 to approximately 45 million in December 2013. Internet Value-Added Services (IVAS) revenues were US$4.9 million, representing a 3.8% decrease from the corresponding period in 2012.

Game net revenues were US$15.6 million for the fourth quarter of 2013, a 39.6% decrease from the corresponding period of 2012.  The decrease was due to previously launched games reaching mature stages.

Cost of revenues was US$17.7 million, a 1.3% increase from the corresponding period of 2012.

Operating expenses were US$55.5 million, a 14.5% increase from the corresponding period of 2012.

Selling and marketing expenses were US$19.6 million, a 38.8% increase from the corresponding period of 2012. The increase was primarily due to the increased marketing related expenses and promotions for Renren branding campaigns.

Research and development expenses were US$17.8 million, a 24.9% decrease from the corresponding period in 2012. The decrease was primarily due to headcount reduction and decrease in personnel related expense.

General and administrative expenses were US$14.4 million, a 35.3% increase from the corresponding period in 2012.  The increase was primarily due to expanded business operations.

Restructuring costs were US$3.5 million, representing the one-time gaming business restructuring cost that occurred during the reporting quarter.

Share-based compensation expenses, which were all included in operating expenses, were US$3.2 million, compared to US$4.0 million in the corresponding period in 2012.

Operating loss was US$42.6 million, compared to an operating loss of US$22.7 million in the corresponding period in 2012.

Net income attributable to the Company was US$101.5 million, compared to a net loss of US$21.1 million in the corresponding period in 2012. This was primarily due to the US$132.7 million gain from the deconsolidation of subsidiaries.

Adjusted net income (non-GAAP) was US$105.4 million, compared to a net loss of US$16.7 million in the corresponding period in 2012. This was primarily due to the US$132.7 million gain from the deconsolidation of subsidiaries. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Fiscal Year 2013 Results

Total net revenues in 2013 were US$156.7 million, a 1.8% decrease from 2012.

Renren net revenues in 2013 were US$71.2 million, representing a 1.5% increase from 2012. Within Renren net revenues, online advertising revenues were US$50.1 million in 2013, a 6.4% decrease from 2012. The decrease in advertising revenues was due to the continuing migration of our traffic from PC to mobile coupled with increasing competition. Internet Value-Added Services (IVAS) revenues were US$21.1 million for 2013, representing a 26.8% increase from 2012.  The increase was largely due to increased revenue from Woxiu, our virtual talent show service on 56.com.

Game net revenues in 2013 were US$85.5 million, a 4.5% decrease from 2012.  The decrease was due to previously launched games reaching mature stages.

Cost of revenues in 2013 was US$68.7 million, a 5.6% increase from 2012.

Gross profit in 2013 was US$88.0 million, a 7.0% decrease from US$94.6 million in 2012. Gross margin in 2013 was 56.2%, compared to 59.2% in 2012.  The decrease was mostly due to higher cost of revenues.

Operating expenses in 2013 were US$201.7 million, a 27.0% increase from 2012.

Selling and marketing expenses in 2013 were US$66.4 million, a 32.7% increase from 2012, primarily due to increased promotional expenses for our games, as well as increased sales and promotional expenses for 56.com.

Research and development expenses in 2013 were US$80.5 million, a 9.3% increase from 2012, primarily due to personnel related expense increases. Our mobile-related investments contributed a significant part of our R&D expense increase for 2013.

General and administrative expenses in 2013 were US$51.0 million, a 45.6% increase from 2012, primarily due to expanded business operations.

Share-based compensation expenses in 2013, which were all included in the operating expenses, were US$16.1 million, compared to US$10.9 million in 2012. The increase was mainly due to additional share-based incentive awards granted to employees and directors.

Operating loss in 2012 was US$113.7 million, compared to US$64.2 million operating loss in 2012.

Net income attributable to the Company. in 2013 was US$64.4 million, compared to a net loss of US$75.0 million in 2012. This was primarily due to the US$132.7 million gain in the fourth quarter of 2013 from the deconsolidation of subsidiaries.

Adjusted net income (non-GAAP) in 2013 was US$82.3 million, compared to a net loss of US$61.9 million in 2012. This was primarily due to the US$132.7 million gain in the fourth quarter of 2013 from the deconsolidation of subsidiaries. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program

On June 28, 2013, the Company announced a new share repurchase program to repurchase up to US$100 million of its ADSs and shares.  During the fourth quarter of 2013, Renren repurchased approximately 4.9 million ADSs.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$23 million to US$25 million in the first quarter of 2014, representing 40% to 45% year-over-year decline. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. Eastern Time on Tuesday, March 18, 2014 (Beijing/Hong Kong Time: 9:00 a.m., Wednesday, March 19, 2014).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 845-675-0437
Hong Kong: +852-2475-0994
China: +86 800-819-0121
International: + 65-6723-9381
Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299
Passcode: 8534488

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website Renren.com, the game development and operating platform Renren Games, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 206 million activated users as of December 31, 2013. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the first quarter of 2014 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	December 31,
per shares, ADS, and per ADS data)	2012	2013

ASSETS

Current assets:
Cash and cash equivalents	$207,438	$154,308
Term deposits	550,000	492,699
Short-term investments	147,045	301,995
Accounts and notes receivable, net	18,402	15,958
Prepaid expenses and other current assets	29,591	34,080
Amounts due from related parties	258	62,411

Total current assets	952,734	1,061,451

Non-current assets:
Equipment and property, net	32,355	58,560
Intangible assets, net	26,820	27,397
Goodwill	59,673	61,407
Long-term investments	107,597	168,350
Deferred tax assets-noncurrent	—	4,972
Other non-current assets	22,634	6,784
Total non-current assets	249,079	327,470

TOTAL ASSETS	$1,201,813	$1,388,921

LIABIILITIES AND EQUITY

Current liabilities:
Accounts payable	$36,743	$10,170
Accrued expenses and other payables	41,608	33,314
Amounts due to related parties	77	61,062
Deferred revenue and advance from customers	10,668	8,639
Income tax payable	1,023	2,077
Total current liabilities	90,119	115,262

Non-current liabilities:
Deferred tax liabilities-noncurrent	6,564	3,235
Other non-current liabilities	—	156

Total non-current liabilities	6,564	3,391

TOTAL LIABILITIES	96,683	118,653

Shareholders’ Equity:
Class A ordinary shares	730	790
Class B ordinary shares	403	305
Additional paid-in capital	1,319,044	1,285,533
Subscription receivable	(229)	—
Statutory reserves	6,712	6,712
Accumulated deficit	(261,459)	(197,022)
Accumulated other comprehensive income	39,714	173,827

Total shareholders’ equity	1,104,915	1,270,145

Noncontrolling Interests	215	123

TOTAL EQUITY	1,105,130	1,270,268

TOAL LIABIILITIES AND EQUITY	$1,201,813	$1,388,921

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands, except shares,	December 31,	September 30,	December 31,	December 31,	December 31,
per shares, ADS, and per ADS data)	2012	2013	2013	2012	2013

Net revenues
Renren	$17,538	$20,682	$15,129	$70,180	$71,218
Game	25,762	20,423	15,557	89,455	85,473
Total net revenues	43,300	41,105	30,686	159,635	156,691

Cost of revenues	(17,501)	(17,111)	(17,737)	(65,063)	(68,696)

Gross profit	25,799	23,994	12,949	94,572	87,995

Operating expenses:
Selling and marketing	(14,129)	(15,441)	(19,610)	(50,078)	(66,443)
Research and development	(23,753)	(19,922)	(17,843)	(73,647)	(80,530)
General and administrative	(10,649)	(13,373)	(14,409)	(35,032)	(50,999)
Impairment of intangible assets	—	—	(208)	—	(208)
Restructuring costs	—	—	(3,475)	—	(3,475)

Total operating expenses	(48,531)	(48,736)	(55,545)	(158,757)	(201,655)

Loss from operations	(22,732)	(24,742)	(42,596)	(64,185)	(113,660)

Other income	161	172	603	2,446	1,039
Exchange gain (loss) on offshore bank accounts	—	88	1,036	(1,769)	1,476
Interest income	3,375	3,078	2,888	20,040	12,756
Realized gain on short-term investments	770	31,789	9,754	4,317	56,760
Impairment loss of short-term investments	—	—	(2,098)	—	(2,098)
Impairment of equity method investments	—	—	(23,025)	—	(23,025)

Income (loss) before provision of income tax, earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(18,426)	10,385	(53,438)	(39,151)	(66,752)
Income tax benefit (expenses)	(498)	12	7,054	(920)	7,453

Income (loss) before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(18,924)	10,397	(46,384)	(40,071)	(59,299)
Earnings (loss) in equity method investments, net of income taxes	3,411	(24,251)	17,974	(7,471)	20,317
Loss from continuing operations	(15,513)	(13,854)	(28,410)	(47,542)	(38,982)

Discontinued operation
Loss from operation of discontinued operations, net of income taxes	(5,585)	(10,797)	(2,720)	(27,511)	(29,337)
Gain on deconsolidation of subsidiaries	—	—	132,665	—	132,665

Net income (loss)	(21,098)	(24,651)	101,535	(75,053)	64,346
Add: Net loss attributable to noncontrolling interests, net of income taxes	14	17	—	27	92

Net income (loss) attributable to Renren Inc.	$(21,084)	$(24,634)	$101,535	$(75,026)	$64,438

Net loss per share, basic	$(0.02)	$(0.02)	$0.09	$(0.07)	$0.06
Net loss per ADS, basic	$(0.06)	$(0.07)	$0.28	$(0.20)	$0.17
Net loss per share, diluted	$(0.02)	$(0.02)	$0.09	$(0.07)	$0.06
Net loss per ADS, diluted	$(0.06)	$(0.07)	$0.27	$(0.20)	$0.17
Shares used in computation, basic	1,130,402,052	1,107,127,544	1,106,742,708	1,151,659,545	1,118,091,879
ADS used in computation, basic	376,800,684	369,042,515	368,914,236	383,886,515	372,697,293
Shares used in computation, diluted	1,130,402,052	1,107,127,544	1,117,484,147	1,151,659,545	1,130,739,922
ADS used in computation, diluted	376,800,684	369,042,515	372,494,716	383,886,515	376,913,307

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(Amounts in US dollars, in thousands)	2012	2013	2013	2012	2013

Net income (loss)	$(21,098)	$(24,651)	$101,535	$(75,053)	$64,346
Add back: Shared-based compensation expenses	4,005	4,533	3,188	10,897	16,138
Add back: Amortization of intangible assets	413	394	456	2,255	1,618
Add back: Impairment of intangible assets	—	—	208	—	208
Adjusted net income (loss)	$(16,680)	$(19,724)	$105,387	$(61,901)	$82,310